Exhibit 99.2

ENERGY AND ENVIRONMENTAL

ECONOMICS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Energy and Environmental Economics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Energy and Environmental Economics, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related statements of income, comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and cash flows for the years  then  ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as the Company’s auditor since 2019.

Chatsworth, California

October 12, 2019

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

BALANCE SHEETS -- DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS
Cash	$3,289,537	$1,410,810
Receivables -
Contracts and accounts, including retainage	3,518,401	2,976,659
Related party	—	298,040
State taxes	5,782	—
Others	284	4,104
Prepaid expenses -
Cash balance plan	—	313,978
Insurance	38,225	35,476
Rent	—	43,912
Others	3,649	3,034

Total current assets	6,855,878	5,086,013

PROPERTY AND EQUIPMENT
Furniture and Fixtures	325,605	182,812
Computer and office equipment	251,701	260,176
Leasehold improvements	38,136	96,980
	615,442	539,968

Less - accumulated depreciation	232,032	421,733

	383,410	118,235

OTHER ASSETS, security deposits	412,251	30,942

Total assets	$7,651,539	$5,235,190

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

BALANCE SHEETS -- DECEMBER 31, 2018 AND 2017

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES
Payables -
Trade	$197,487	$123,760
Stock redemption	845,000	—
Other	10,758	5,397
Accrued Liabilities -
Bonus	934,000	254,320
Profit sharing	181,547	145,034
Other	72,727	175,767
Cash balance plan obligation	444,054	534,397
Deferred revenue	190,617	314,213
Deferred rent	94,010	9,970
Total current liabilities	2,970,200	1,562,858

TOTAL LIABILITIES	2,970,200	1,562,858

STOCKHOLDERS' EQUITY
Common stock, no par value, 1,000,000 authorized, 97.20 and 102.60 shares issued and outstanding at December 31, 2018 and 2017, respectively	243,929	257,472
Accumulated other comprehensive income (loss)	(108,805)	171,543
Retained earnings	4,546,215	3,243,317
Total stockholders' equity	4,681,339	3,672,332

Total liabilities and stockholders' equity	$7,651,539	$5,235,190

No assurance is provided on this financial statement.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF INCOME

FOR  THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES, net	$16,128,564	$11,892,499

COST OF REVENUES
Labor	4,547,787	3,607,439
Subconsultants	443,167	637,032
Other direct costs	372,948	279,621
	5,363,902	4,524,092
Gross Profit	10,764,662	7,368,407

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Payroll and payroll taxes	4,285,609	3,389,146
Employee benefits	883,239	770,655
Rent	645,162	514,246
Professional fees	324,165	206,197
Travel and entertainment	191,547	133,158
Licenses and permits	137,838	60,682
Insurance	62,093	49,722
Other taxes	90,993	48,822
Depreciation	67,646	66,124
Marketing	27,621	32,662
Dues and subscriptions	21,883	18,440
Bad debts	—	25,149
Telephone and communication	22,035	42,344
Supplies	53,972	44,744
Other	33,786	36,074
	6,847,589	5,438,165

INCOME FROM OPERATIONS	3,917,073	1,930,242

OTHER INCOME AND (EXPENSES)
Interest income	113	75
Foreign exchange gain (loss)	120	(180)
Loss on disposal of property and equipment	(9,084)	—
	(8,851)	(105)

INCOME BEFORE PROVISION FOR INCOME TAXES	3,908,222	1,930,137

PROVISION FOR INCOME TAXES
State income taxes	18,283	16,875

NET INCOME	$3,889,939	$1,913,262

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF COMPREHENSIVE INCOME

FOR  THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET INCOME	$3,889,939	$1,913,262

OTHER COMPREHENSIVE INCOME (LOSS)
Net change in unrealized gain (losses) on cash balance plan	(278,744)	159,726
Foreign currency translation	(1,604)	1,836
	$3,609,591	$2,074,824

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		Accumulated Other
		Comprehensive		Total Stockholders'
	Common Stock	Income (Loss)	Retained Earnings	Equity
Balance - December 31, 2016	$257,472	$9,981	$2,332,947	$2,600,400
Distributions	—	—	(1,002,892)	(1,002,892)
Unrealized gain on cash balance plan	—	159,726	—	159,726
Foreign currency translation	—	1,836	—	1,836
Net income	—	—	1,913,262	1,913,262
Balance - December 31, 2017	257,472	171,543	3,243,317	3,672,332
Stock redemption	(13,543)	—	(911,457)	(925,000)
Distributions	—	—	(1,675,584)	(1,675,584)
Unrealized loss on cash balance plan	—	(278,744)	—	(278,744)
Foreign currency translation	—	(1,604)	—	(1,604)
Net income	—	—	3,889,939	3,889,939
Balance - December 31, 2018	$243,929	$(108,805)	$4,546,215	$4,681,339

See accompanying notes.

ENERGY AND ENVIRONMENTAL ECONOMICS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$3,889,939	$1,913,262
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation	67,646	66,124
Unrealized gain (loss) on cash balance plan	(278,744)	159,726
Loss on disposal of fixed assets	9,084	—
Changes in assets and liabilities
Contracts, accounts and other receivables	(543,704)	(885,270)
Prepaid expenses	354,526	(242,455)
Security deposits	(381,309)	—
Accounts and other payables	79,088	(35,115)
Accrued liabilities	613,153	377,415
Deferred rent	84,040	(5,077)
Deferred revenue	(123,596)	105,790
Cash balance plan obligation	(90,343)	40,871

Total adjustments	(210,159)	(417,991)

Net cash provided by operating activities	3,679,780	1,495,271

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(341,905)	(5,594)
Net cash used in investing activities	(341,905)	(5,594)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock redemption	(80,000)	—
Distributions	(1,377,544)	(1,002,892)
Net cash used in financing activities	(1,457,544)	(1,002,892)

Effect of foreign currency translation on cash	(1,604)	1,836

NET INCREASE IN CASH	1,878,727	488,621

CASH - BEGINNING OF PERIOD	1,410,810	922,189

CASH - END OF PERIOD	$3,289,537	$1,410,810

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$1,800	$707

NON CASH FINANCING ACTIVITIES:
Payable to stockholder for stock redemption	$845,000	$—
Receivables from stockholders reclassified as distributions	$298,040	$—

See accompanying notes.

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1.	General and Summary of Significant Accounting Policies

General --  Energy and Environmental Economics, Inc. (the “Company”), a California S-corporation, is an energy consulting firm that provides consulting services to utilities, regulators, policy makers, developers, and investors. The Company is headquartered in San Francisco, and it operates offices in New York and Boston. The Company formerly operated an office in Canada and maintained a bank account to support its operations. In 2015, the Company decided to close its office in Canada. However, in 2019, the Company decided to hire an employee in Canada to continue its operations.

Basis of Presentation --  The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cash -- Cash consists of interest and non-interest-bearing accounts with an U.S. and a foreign financial institution and cash on hand at year end. Cash deposited with the foreign financial institution was $14,468 and $27,903 as of December 31, 2018 and 2017, respectively.

Contracts and Accounts Receivable – Contracts and accounts receivable are uncollateralized customer obligations and are stated at the amount billed. Contracts and accounts receivable are recorded when invoices are issued. The Company extends credits to customers in the normal course of business. The Company evaluates the credit worthiness of these customers at the time a contract is signed and monitors the customers’ credit worthiness on an ongoing basis. An allowance is provided for potential credit losses based on management’s ongoing review of collections and historical experience. As of December 31, 2018 and 2017, no allowance was provided as management believes that all receivables are collectible.

Retainage receivable is an agreed upon portion of the contract price that is deliberately withheld until the project is substantially complete to assure that the Company and its subconsultants will satisfy and complete its obligations. Retainage receivable was $191,742 and $202,765 at December 31, 2018 and 2017, respectively.

Property and Equipment -- Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Leasehold improvements are depreciated utilizing the straight-line method over the shorter of estimated useful lives or the term of the related lease. Other property and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the respective assets as follow:

Type of Property and Equipment	Life
Furniture and fixtures	7 years
Computer and office equipment	3 to 5 years
Leasehold improvements	10 years

Depreciation expense amounted to $67,646 and $66,124 for the years ended December 31, 2018 and 2017, respectively.

Impairment of Long-lived Assets --  The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements, and other long-lived assets or render them not recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Through December 31, 2018, there have been no such losses.

Revenue and Cost Recognition – The Company enters into contracts with its customers that contain primarily time-and-materials pricing provisions. The Company recognizes revenues in accordance with Accounting Standards Update (“ASU”) 2014‑09, Revenue from Contracts with Customer, codified as Accounting Standards Codification (“ASC”)

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Topic 606 and the related amendments (“ASC 606”). Pursuant to ASC 606, revenues are recognized upon applying the following steps:

•	Identification of the contract(s) with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to performance obligations in the contract;
•	Recognition of revenues when, or as, the contractual obligations are satisfied.

Revenue from customer contracts will still be recognized over time because of the continuous transfer of control to the customer. Revenue on time-and-materials is recognized as the work is performed in accordance with the specific rates and terms of the contract. Generally, the Company does not recognize any amount exceeding the maximum contract value. However, certain time-and-materials contracts require that markdowns be reflected, thus, revenue is recorded net of any markdowns. The Company recognizes revenues for time-and-materials contracts based upon the actual hours incurred during a reporting period at contractually agreed upon rates per hour and also includes in revenue all reimbursable costs incurred during a reporting period.

Certain of the Company’s contracts may include separate phases or elements. The Company evaluates if the contracts should be segmented based on the technical resources required and/or the supply and demand for the services being provided. Segmented contract could result in revenues being assigned to the different elements or phases with different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue. The Company did not have any segmented contracts for the years ended December 31, 2018 and 2017.

The Company considers variable consideration when determining the transaction price in accordance with ASC 606 and estimates the variable consideration component of the transaction price, as well as assessing if an estimate of variable consideration is constrained. For certain of the Company’s contracts, variable consideration can arise from modifications to the scope of services resulting from unapproved change orders or customer claims. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on assessments of legal enforceability, the Company’s performance, and all information (historical, current and forecasted) that is reasonably available to the Company.

As a significant change in one or more of these estimates could affect the profitability of the Company’s contracts, the Company reviews and updates the Company’s contract-related estimates regularly through a company-wide disciplined project review process in which management reviews the progress and execution of the Company’s performance obligations and the estimate at completion (EAC). As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule and the related changes in estimates of revenues and costs. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors, and the availability and timing of funding from the customer, among other variables.

The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified.

Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the full amount of estimated loss in the period it is identified.

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Contracts are often modified to account for changes in contract specifications and requirements. The Company considers contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights or obligations. Most of the Company’s contract modifications are for services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification that is not distinct from the existing contract on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

For contract modifications that result in the promise to deliver services that are distinct from the existing contract and the increase in price of the contract is for the same amount as the standalone selling price of the additional services included in the modification, the Company accounts for such contract modifications as a separate contract.

Direct costs of contract revenue consist primarily of that portion of technical and nontechnical salaries and wages that has been incurred in connection with revenue producing projects. Direct costs of contract revenue also include subcontractor services and other expenses that are incurred in connection with revenue producing projects.

Direct costs of contract revenue exclude that portion of technical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenue under existing contracts. Such costs are included in selling, general and administrative expenses. Additionally, payroll taxes, bonuses, and employee benefit costs for all Company personnel are included in selling, general and administrative expenses in the accompanying statements of income since no allocation of these costs is made to direct costs of contract revenue. No allocation of facilities costs is made to direct costs of contract revenue. Other companies may classify as direct costs of contract revenue some of the costs that the Company classifies as general and administrative costs. The Company expenses direct costs of contract revenue when incurred.

Included in revenue and costs are all reimbursable costs for which the Company has the risk or on which the fee was based at the time of bid or negotiation. No revenue or cost is recorded for costs in which the Company acts solely in the capacity of an agent and has no risks associated with such costs.

Billings and/or payments for contracts for which services are not yet performed are recognized as deferred revenue.

Income Taxes – The Company, with the consent of its shareholders, elected to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code. Under these provisions, the Company will not pay corporate income taxes on its taxable income. Instead, the shareholders will be liable for income taxes on the Company’s taxable income as it affects the shareholders’ individual tax returns.

The Company recognizes interest and penalties related to income tax matters, if any, in income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company did not recognize any change in its asset or liability for unrecognized tax benefits as the Company currently has no open examination by an applicable taxing authority or any event that occurred that may require such adjustments.

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Concentration of Credit Risk -- Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of deposits greater than $250,000 with each financial institution. During the years ended December 31, 2018 and 2017, the Company had cash balances on deposit that exceeded the balance insured by the Federal Deposit Insurance Corporation (“FDIC”). As of December 31,  2018 and 2017, cash balances on deposit that exceeded the balance insured by the FDIC was $3,039,537 and $1,170,453, respectively. Management periodically reviews its cash policies and believes any potential accounting loss is minimal.

Estimates Included in the Financial Statements -- The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncement Adopted --  The Company early adopted Accounting Standards Update (“ASU”) 2014‑09, Revenue from Contracts with Customers, and the subsequent amendments to the initial guidance, effective January 1, 2018. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services (see Note 1). In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

New Accounting Pronouncement Not Yet Adopted -- In February 2016, FASB issued ASU 2016‑02, Leases (Topic 842), which requires lessees to recognize lease liabilities and corresponding right-of-use assets for those leases classified as operating leases under previous U.S. GAAP to increase transparency and comparability. Under the new standard, enhanced disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from the leases. The new standard requires to use a modified retrospective approach including a number of optional practical expedients and will be effective for fiscal years beginning after December 15, 2019. The Company will early adopt the new standard in its annual reporting period beginning January 1, 2019.  The Company is evaluating the impact of adopting this guidance to the financial statements.

2.	Risks and Uncertainties

The Company had one major customer (revenues in excess of 10% of the total revenues) that accounted for 12% and 14% of the total revenues totaling $1,880,000 and $1,688,000 for the years ended December 31, 2018 and 2017, respectively. The Company also had receivables totaling $212,000 and $139,000 as of December 31, 2018, and 2017, respectively, from this major customer.

The Company’s business is subject to the risks generally associated with changes in economic condition in which the Company’s business is concentrated.

3.	Common Stock

The Company has 1,000,000 authorized shares for common stock with no par value.  During the year ended December 31, 2018, the Company redeemed 5.4 shares of common stock from one of its shareholders for $925,000. $80,000 of the redemption price was paid in December 2018, and $845,000 will be paid in 2019. As of December 31, 2018 and 2017, the Company had 97.2 and 102.6 shares of common stock issued and outstanding, respectively.

4.	Related Party Transactions

The Company has receivables amounting to $298,040 from its shareholders at December 31, 2017, and all balances were reclassified as distributions during 2018.

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

5.	Lease Commitments

In 2018, the Company entered into a new operating lease agreement in San Francisco, California, which expires in March 2027. The following is a schedule of the future minimum lease payments:

Year Ending	Amount
December 31, 2019	$674,993
December 31, 2020	1,056,976
December 31, 2021	1,133,406
December 31, 2022	1,167,462
December 31, 2023	1,202,458
Thereafter	4,165,684
$9,400,979

Total rent expense for the operating lease was $645,162 and $514,246 during the years ended December 31, 2018 and 2017, respectively.

6.	Retirement Plans

The Company has a defined contribution plan that covers substantially all eligible employees after three months of service. The Company may make discretionary matching or profit sharing contributions. The Company accrued approximately $183,000 and $145,000 of employer profit sharing contributions to the plan as of December 31, 2018 and 2017, respectively.

The Company also has a cash balance plan that covers substantially all eligible employees after one year of service, and a notional balance for each of the plan’s participants is maintained. The Company annually adds to the notional balance a contribution and an interest credit. Contribution credits are based on a pre-determined formula for different eligible employee groups as defined in the plan document.  Interest credits are based on the yield of 30‑year Treasury securities.  At termination of employment, participants may elect a lump sum distribution equal to their vested notional balances. The Company accrued approximately $245,000 and $534,000 of employer contributions to the plan as of December 31, 2018 and 2017, respectively. Effective April 15, 2019, the cash balance plan is frozen, and no additional benefits will be accrued and no contributions credits will be provided (see Note 7)

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The following table sets forth the Plan’s funded status and benefit obligations at December 31, 2018 and 2017:

	2018	2017
(1) Change in Benefit Obiligation
(a) Benefit Obligation at the Beginning of the Year	$2,456,067	$1,869,083
(b) Service Cost	534,398	491,677
(c) Interest Cost	68,770	53,456
(d) Benefits Paid	—	—
(e) Change in Plan Provisions	—	—
(f) Actual (Gain) or Loss	31,804	41,851
(g) Assumption change(Gain) or Loss	—	—
(h) Benefit Obligation at the End of the Year	$3,091,039	$2,456,067

(2) Change in Plan Assets
(a) Fair Value of Plan Assets at the Beginning of the Year	$2,210,375	$1,431,410
(b) Actual Return on Plan Assets	(123,061)	285,439
(c) Benefits Paid	—	—
(d) Employer Contributions	534,397	493,526
(e) Fair Value of Assets at the End of the Year	$2,621,711	$2,210,375

(3) Net Amount Recognized
(a) Funded Status	$(469,328)	$(245,692)

(4) Amounts Recognized in the Statement of Financial Position
(a) Noncurrent Assets	$—	$—
(b) Current Liabilities	(469,328)	—
(c) Noncurrent Liabilities	—	(245,692)
(d) Net Amount Recognized	$(469,328)	$(245,692)

(5) Amounts Recognized in Accumulated Other Comprehensive Income
(a) Prior Service Cost	$—	$—
(b) Net (Gain) or Loss	151,422	(127,322)
(c) Effect of Curtailment	—	—
(d) Accumulated Other Comprehensive Income (Loss)	$151,422	$(127,322)

(6) Weighted Average Assumptions at the End of the Year
(a) Interest Crediting Rate	3.36%	2.80%
(b) Mortality	NA	NA

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The following table provides the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2018 and 2017:

	2018	2017
(1) Net Periodic Benefit Cost
(a) Service Cost	$534,398	$491,677
(b) Interest Cost	68,770	53,456
(c) Expected Return on Plan Assets	(123,879)	(83,862)
(d) Amortization of Prior Service Cost	—	—
(e) Amortization of Net (Gain) or Loss	—	—
(f) Total Net Periodic Benefit Cost	479,289	461,271
(g) Recognition of Gain upon Settlement	—	—
(h) Immediate Recognition of Prior Service Cost in AOCI	—	—
(i) Net Expense under ASC 715	—	—
Total Pension Expense	$479,289	$461,271

(2) Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
(a) Prior Service Cost for period	$—	$—
(b) Net (Gain) or Loss for period	278,744	(159,726)
(c) Amortization of Prior Service Cost	—	—
(d) Amortization of Net (Gain) or Loss	—	—
(e) Effect of Curtailment and Settlement	—	—
(f) Total Recognized in Other Comprehensive Income (Loss)	$278,744	$(159,726)

(3) Total Recognized in Net Periodic Benefit Cost and OCI	$758,033	$301,545

(4) Weighted Average Assumptions to determine Net Periodic Benefit Cost
(a) Interest Crediting Rate	2.8%	2.86%
(b) Expected Return on Plan Assets	5%	5%
(c) Rate of Compensation Increase	NA	NA

Plan Assets
Mutual Funds	43%	37%
Exchange Traded Funds	57%	63%

Fair Value of Plan Assets - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
•

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and other inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs to the valuation methodology are unobservable.

ENERGY AND EVIRONMENTAL ENCONOMICS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The cash balance plan assets consist of all publicly traded mutual funds and exchange traded funds and are categorized as Level 1.

During the years ended December 31, 2018 and 2017, pension expense for the cash balance plan was  $479,289 and $461,271.  Management contributions to the cash balance plan made in 2019 for 2018  was $244,628.

7.	Subsequent Events

On April 15, 2019, the Company has restated the cash balance plan to freeze and terminate all plan benefits. The cash balance plan obligations presented on the financial statements as of December 31, 2018 may not be fully indicative of its actual obligation at the time of distribution of benefits to all participants due to factors such as market value of assets and interest credits. Management believes its obligations may be lower than stated at December 31, 2018. Projected distributions based on the Pension Benefit Guaranty Corporation (“PBGC”) timetable approximate $3.188 million. At August 31, 2019, fair value of plan assets approximate $3.125 million inclusive of $244,628 contributions received in March 2019. On September 24, 2019, the Company received a letter from PBGC relating to the plan’s termination notice. There is a 60‑day wait period before any distributions to the participants can take place to ascertain that there is no non-compliance. On September 25, 2019, the Company also received the Internal Revenue Service determination letter stating that the termination does not affect its qualification for federal tax purposes. The Company intends to cover any obligation required at time of distribution.

The Company has evaluated subsequent events through October 12, 2019, the date on which the financial statements was available to be issued and except as discussed above and in Note 6, noted no subsequent events that would require recognition in the financial statements or the notes thereto as of October 12, 2019.